                 [HUGHES HUBBARD & REED LLP LETTERHEAD]

                                                     October 7, 2004

BY EDGAR AND TELECOPIER AT (202) 942-9638
-----------------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Celeste M. Murphy, Esq.

       Re:  Rag Shops, Inc.
            Schedule TO-T; File No.:  005-42322
            Filed:  September 22, 2004 by Crafts Retail Acquisition Corp. et al.

Ladies and Gentlemen:

         Enclosed for filing on behalf of Crafts Retail Acquisition Corp. et al.
pursuant to the Securities Exchange Act of 1934, as amended, is Amendment No. 1 to the Schedule TO-T Tender Offer Statement under Section 14(d)(1) of the
Exchange Act initially filed with the Commission by Crafts Retail Acquisition
Corp. et al. on September 22, 2004.

         Set forth below is the Company's response to the comment letter dated
October 1, 2004 from Celeste M. Murphy, Esq. of the staff of the Commission to
Michael Weinsier regarding the initial filing of the Schedule TO. The consecutively numbered paragraphs and headings below correspond to the headings and numbers in the comment letter. For your reference, following each numbered paragraph we have reproduced the comment that corresponds to that numbered paragraph.

General
-------

     1.  Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must either jointly file the original Schedule TO-T and
         Schedule 13E-3 with appropriate header tags and request a date adjustment to the original September 22 filing date or file an exclusive Schedule 13E-3 and Schedule TO-T without such a date adjustment request as soon as possible. Date adjustment requests

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                                                                        Page 2

         are not automatically granted. Contact Sylvia J. Pilkerton in the
         Office of Edgar and Information Analysis by facsimile at (202) 942-9542 to request guidance on resubmitting the filing with appropriate header tags or to ask for a date adjustment. When you are prepared to make the corrected filing, you may contact by telephone Edgar filer support at
         (202) 942-8900 or the Office of Edgar Information and Analysis at (202)
         942-2930 for additional guidance.

         Based on a telephone conversation on October 6, 2004 with Celeste M.
Murphy, Esq. of the staff of the Commission, Crafts Retail Acquisition Corp. et
al. filed with the Commission on October 6, 2004, a Rule 13e-3 Transaction
Statement under cover of Schedule TO, which statement was identical to the
Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of
Schedule TO on September 22, 2004. The sole purpose of the Rule 13e-3
Transaction Statement filing was to correct the Edgar submission header to reference the Schedule 13E-3 filing. In accordance with our discussion with Ms.
Murphy, no date adjustment request will be made by the filing persons. Also based on the October 6, 2004 telephone conversation with Ms. Murphy, the filing persons have filed Amendment No. 1 to the Schedule TO-T referencing both the
Schedule TO-T and the Schedule 13E-3 in the Edgar submission header.

Background of the Offer; Purpose of the Offer and the Merger
------------------------------------------------------------

Purchaser's Position Regarding Fairness of the Offer
----------------------------------------------------

     2.  Please include a description of the detriments to the Rule 13e-3 transaction to the subject company, its affiliates and unaffiliated security holders. The benefits and detriments of the Rule 13e-3 transaction must be quantified to the extent practicable.

         Page nos. 4 and 5 of the supplement to the offer to purchase reflect the above comment. Please note that the additional disclosure is included under the caption "Special Factors - Effect of the Offer and the Merger" as the filing persons believe this is responsive to the requirements of Item 1013 of
Regulation M-A.

Source and Amount of Funds
--------------------------

     3.  We note that Sun Capital Partners III, LP and Sun Capital Partners III
         QP, LP are prepared to fund the entire amount estimated to be approximately $9.3 million to purchase all of the shares. Please state whether or not you have a commitment letter from these Sun Capital
         Partners for both their share of the source of funds for the offer and merger that will be a combination of equity contributions from these affiliates and loans from one or more banks, and for the alternative to the additional financing from banks, being the entire amount from these
         Sun Capital Partners affiliates. In addition, certain information required by Item 1007(d), such as the term of any loan and plans to repay once received, has not been mentioned in the existing description of the source of funds. Please revise or advise.

                 [HUGHES HUBBARD & REED LLP LETTERHEAD]

                                                                        Page 3

         No written commitment to fund either a portion of, or the entirety of, the amount required to consummate the offer and the merger has been given by Sun
Capital Partners III, LP and Sun Capital Partners III QP, LP at this time. Page no 5 of the supplement to the offer to purchase has been revised to reflect the absence of any such written commitment.

         As stated in the original offer to purchase, under the caption "The
Tender Offer - Source and Amount of Funds": "The exact form of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined." Accordingly, as discussed with Celeste M. Murphy, Esq. of the staff of the Commission on October
4, 2004, the filing persons do not believe that they can at this time provide any additional information as to the term of any loan and plans to repay once received. However, in accordance with our discussion with Ms. Murphy, Crafts
Retail Acquisition Corp. will disclose the material terms of any such loan in its press release announcing the closing of the offer and will amend the
Schedule TO to include a summary of the loan terms and file any required exhibits to the extent that any such loan is obtained prior to the closing of the offer.

Effect of the Offer and Merger
------------------------------

     4.  We note your reference to the Company's net loss. Advise security holders whether or not the filing persons will be able to enlist operating loss carryforwards that have accrued and are available for use by Rag Shops. Quantify the amount of such carryforwards in a manner that enables the unaffiliated security holders to appreciate the benefit being conferred upon the filing persons. See Instruction 2 to
         Item 1013 of Regulation M-A.

         Page nos. 3 and 4 of the supplement to the offer to purchase reflect the above comment.

     5.  Quantify the cost savings expected to be received for no longer being a reporting company. See Instruction 2 to Item 1013 of Regulation M-A.

         Page nos. 3 and 4 of the supplement to the offer to purchase reflect the above comment.

                             * * * * *

                 [HUGHES HUBBARD & REED LLP LETTERHEAD]

                                                                        Page 4

         Please see Exhibit A to this letter for the acknowledgment that you requested from the filers and contact Michael Weinsier at (212) 837-6690 or the undersigned at (212) 837-6347 with any questions.

         Thank you for your consideration.

                                Very truly yours,

                                /s/ Paul Sheridan
                                Paul Sheridan

Enclosures
cc:      Crafts Retail Acquisition Corp.
         Rag Shops, Inc.
         Michael Weinsier
         Steven Kamen

                                    EXHIBIT A

         Reference is made to the Schedule TO-T Tender Offer Statement under
Section 14(d)(1) of the Exchange Act initially filed with the Securities and
Exchange Commission by Crafts Retail Acquisition Corp. et al. on September 22,
2004 and the related Rule 13e-3 Transaction Statement under Section 13(e) of the
Exchange Act. Each of the undersigned acknowledges that:

         o        it is responsible for the adequacy and accuracy of the
                  disclosure in the filing referred to above;

         o        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

         o        the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 7, 2004

                      [The next page is the signature page]

                         [Signature page to "Exhibit A"]

                                 CRAFTS RETAIL ACQUISITION CORP.

                                 By:    /s/ Marc J. Leder
                                     -----------------------------------------
                                 Name: Marc J. Leder
                                 Its: Vice President

                                 CRAFTS RETAIL HOLDING CORP.

                                 By:    /s/ Marc J. Leder
                                     -----------------------------------------
                                 Name: Marc J. Leder
                                 Its: Vice President

                                 SUN CRAFTS RETAIL, LLC

                                 By:    /s/ Marc J. Leder
                                    -----------------------------------------
                                 Name: Marc J. Leder
                                 Its: Co-CEO

                                 SUN CAPITAL PARTNERS III, LP
                                 By: Sun Capital Advisors III, LP
                                 Its: General Partner
                                 By: Sun Capital Partners III, LLC
                                 Its: General Partner

                                 By:    /s/ Marc J. Leder
                                    -----------------------------------------
                                 Name: Marc J. Leder
                                 Its: Co-CEO

                                 SUN CAPITAL PARTNERS III QP, LP
                                 By: Sun Capital Advisors III, LP
                                 Its: General Partner
                                 By: Sun Capital Partners III, LLC
                                 Its: General Partner

                                 By:    /s/ Marc J. Leder
                                    -----------------------------------------
                                 Name: Marc J. Leder
                                 Its: Co-CEO

                                 SUN CAPITAL ADVISORS III, LP
                                 By: Sun Capital Partners III, LLC
                                 Its:  General Partner

                                 By: /s/ Marc J. Leder
                                    -----------------------------------------
                                 Name:  Marc J. Leder
                                 Its:  Co-CEO

                                 SUN CAPITAL PARTNERS III, LLC

                                 By:    /s/ Marc J. Leder
                                    -----------------------------------------
                                 Name: Marc J. Leder
                                 Its:  Co-CEO